Pizza Inn
                               3551 Plano Parkway
                              The Colony, TX  75056



March  17,  2005

VIA  EDGAR  AND  FACSIMILE  (202.942.9648)

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     RE: Form 10-K for the fiscal year ended June 27, 2004 File Date: September 24, 2004
          File  No.  0-12919

          Forms  10-Q  for  the periods ended September 26 and December 26, 2004

Ladies  and  Gentlemen:

     As requested by the Securities and Exchange Commission, Pizza Inn, Inc. hereby furnishes the following responses and supplemental information to the comment letter dated March 10, 2005 from the Commission to Pizza Inn. The following responses and supplemental information are keyed to the Commission's comments, which are set forth in italics below.

                FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 27, 2004
                -------------------------------------------------


Financial  Statements
---------------------

Consolidated  Balance  Sheets
-----------------------------

1. We read your response to our previously issued comment number six. We do not believe your classification of the receivable due from Mr. Clairday is appropriate. Taking into account the age of this receivable and lack of significant collections or offsets in the recent past, with the exception of the anticipated offset of the $21,000 of his annual board fees, it appears the balance of the receivable should be classified as a non-current asset. We would not object to you reclassifying the receivable to a non-current asset in your next interim filing. If you disagree or have further evidence that supports your current classification please advise, otherwise confirm to us that you will reclass the receivable to non-current in your next interim filing.

Response:
---------

We will reclassify the receivable balance as a non-current asset in future filings beginning with our Form 10-Q for the period ending March 27, 2005, in an effort to address this comment.





               FORM 10-Q FOR THE QUARTER ENDING DECEMBER 26, 2004
               --------------------------------------------------

Notes  to  Consolidated  Financial  Statements
----------------------------------------------

General
-------

2. We note from your response to our previously issued comment number 12 that you receive vendor rebates and that you record these rebates as other income. Please advise us as to why your classification is appropriate and consistent with EITF 02-16. Under EITF 02-16, vendor rebates are typically reflected as a reduction of inventory until the inventory is sold at which time the impact of the rebate is reflected as a reduction of cost of sales. Please tell us, and disclose in future filings, the specific nature and timing of allowances and credits you receive from vendors as well as your accounting policy for each type of consideration. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of earnings line items, if material.

Response:
---------

After further consideration, we agree with the Staff's position regarding the classification of vendor rebates as outlined under EITF 02-16. The rebates we receive from vendors are volume based and are received after certain purchase volume levels have been reached. Our inventory turnover is such that rebates received are specific to the fiscal period in which the rebate is earned. Vendor rebates historically have been immaterial as detailed in the table below (in thousands):



                                              Year Ended                 Quarter Ended
                                   -----------------------------       ---------------
                               June 27,         June 29,    June 30,    Sept 26,    Dec 26,
 Other Income                    2004             2003        2002        2004       2004
-------------------------  ------------  ---------------  ----------  ----------  ---------
 Total Revenues . . . . .  $    60,212   $       58,782   $  66,642   $  14,421   $ 13,804

 Vendor Rebates . . . . .  $        75   $          157   $     282   $       0   $     30

Percent of Total Revenues         0.12%            0.27%       0.42%       0.00%      0.22%






                                       -4-
Due to the immateriality of the reclassification, we respectfully request that we be permitted to reclassify vendor rebates as an offset to cost of sales beginning with our Form 10-Q for the period ending March 27, 2005. We will revise our MD&A in future filings to discuss any significant changes in these payments between periods and how they impact the related statement of earnings, in an effort to address this comment.


Item 2.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of  Operations
--------------

Results  of  Operations
-----------------------

3. We read your response to our previously issued comment number 11. We do not believe you have addressed our comment in its entirety, primarily related to describing the specific nature and amount of factors leading to the adverse changes in your gross margin over the past several quarters. We understand that predicting future trends may be difficult; however, we assume that management has the ability to analyze historical results and determine the primary factors causing fluctuations in margins. Please advise.

Response:
---------

The primary factors adversely affecting our gross operating margins for the past several quarters include the following:

(i) There has been a decline of approximately 1.9% in overall chainwide retail sales. During periods of lower comparative sales for operating restaurants, product sales at our distribution division are affected negatively.

(ii) We have been subject to product cost inflation. In the past several quarters we have experienced high product inflation averaging over 5% and have been unable to raise prices for these increased costs because of the current competitive environment
..

Additionally, we experience fluctuations in commodity prices (most notably, block cheese prices), increases in transportation costs (particularly in the price of diesel fuel), fluctuations in interest rates, and net gains or losses in the number of restaurants open in any particular period, among other things, all of which have impacted operating margins over the past several quarters to some extent. The future impact of each of these factors is difficult for the Company to predict. Although we currently anticipate the future ability to pass product price increases through to the franchisees, there are additional factors that may occur from quarter to quarter, such as changes in the competitive environment, that may temporarily limit our ability to do so.

We will disclose more fully in future filings the primary factors, specifically and quantitatively, affecting our gross operating margins, in an effort to address this comment.


4. We read your response to our previously issued number 12. With the exception of vendor rebates (see comment 2 above), we do not object to your request to reclassify "Other Income" amounts currently recorded within revenues in future filings beginning with your Form 10-Q for the period ended March 27, 2005.

Response:
---------

We will reclassify "Other Income" amounts currently recorded within revenues in future filings beginning with our Form 10-Q for the period ending March 27, 2005 in an effort to address this comment. As we have discussed in (2) above, we intend to also reclassify the vendor rebates to reduce cost of sales in that same Form 10-Q.


In connection with responding to the Commission's comments, as requested by the Commission, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure of the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,

Pizza  Inn,  Inc.




By:    /s/Shawn M. Preator
Name:     Shawn  M.  Preator
Title:     Chief  Financial  Officer